Exhibit D(165)

AMENDMENT ONE

DATED JANUARY 1, 2023 TO

INVESTMENT SUBADVISORY AGREEMENT

for MassMutual Overseas Fund

WHEREAS, Massachusetts Mutual Life Insurance Company (“MassMutual”) and Harris Associates L.P. (the “Subadviser”) entered into an Investment Subadvisory Agreement (the “Agreement”), effective as of December 6, 2011, relating to the MassMutual Select Overseas Fund (now known as MassMutual Overseas Fund) (the “Fund”); and

WHEREAS, MassMutual assigned the Agreement to its wholly-owned affiliate, MML Investment Advisers, LLC (“MML Advisers”), effective April 1, 2014; and

WHEREAS, MML Advisers and the Subadviser desire to amend the compensation of the Subadviser as described in the Agreement; and

WHEREAS, Section 15 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 4 – Compensation of the Subadviser is replaced in its entirety with the following:

The Subadviser will bear all expenses in connection with the performance of its services under this Subadvisory Agreement, which expenses shall not include brokerage fees or commissions in connection with the effectuation of securities transactions for the Portfolio. For the services provided and the expenses assumed pursuant to this Subadvisory Agreement, MML Advisers agrees to pay the Subadviser and the Subadviser agrees to accept as full compensation for the performance of all functions and duties on its part to be performed pursuant to the provisions hereof, a fee paid monthly, in arrears, at the following rate [ ]. For the purposes of this Subadvisory Agreement, “Aggregate Assets” shall mean the aggregate of (i) the average daily net assets of the Portfolio determined at the close of the New York Stock Exchange on each day that the Exchange is open for trading, and (ii) the average daily net assets of all other funds or accounts of MML Advisers or its affiliates, including other funds registered under the Act, for which the Subadviser provides investment advisory services, and which have substantially the same investment objectives, policies and investment strategies, determined at the close of the Exchange on each day that the Exchange is open for trading. MML Advisers shall pay the Subadviser such fee not later than the tenth (10th) business day immediately following the end of each calendar month. Aggregate Assets for which the Subadviser provides investment advisory services shall mean all assets, except cash and cash equivalents. If this Subadvisory Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such partial month bears to the full month in which such effectiveness or termination occurs.

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

4.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MML INVESTMENT ADVISERS, LLC		HARRIS ASSOCIATES L.P.

By:	/s/ Douglas Steele	By:	/s/ Christopher W. Keller
Name:	Douglas Steele	Name:	Christopher W. Keller
Title:	Vice President	Title:	President

Acknowledged and Agreed:

MASSMUTUAL SELECT FUNDS
on behalf of MassMutual Overseas Fund

By:	/s/ Renee Hitchcock
Name:	Renee Hitchcock
Title:	CFO and Treasurer